Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make  no  representation as to its accuracy or completeness and  expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

⾦⼭云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

(1) RESIGNATION OF COMPANY SECRETARY, AUTHORIZED
REPRESENTATIVE AND PROCESS AGENT;

(2) APPOINTMENT OF JOINT COMPANY SECRETARIES,
AUTHORIZED REPRESENTATIVE AND PROCESS AGENT;

AND

(3) WAIVER FROM STRICT COMPLIANCE WITH
RULES 3.28 AND 8.17 OF THE LISTING RULES

RESIGNATION OF COMPANY SECRETARY, AUTHORIZED REPRESENTATIVE AND PROCESS AGENT

The board of directors (the “Board”) of Kingsoft Cloud Holdings Limited (the “Company”) hereby announces that Ms. So Ka Man (“Ms. So”) of Tricor Services Limited, an external corporate services provider of the Company, has tendered her resignation as (i) the company secretary of the Company; (ii) the authorized representative of the Company (the “Authorized Representative”) under the Rule 3.05 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”); and (iii) the representative for acceptance of service of process and notices on behalf of the Company in Hong Kong under Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) (the “Process Agent”) with effect from April 14, 2026.

Ms. So has confirmed that she has no disagreement with the Board and there is no other matter relating to her resignation that needs to be brought to the attention of the shareholders of the Company or the Stock Exchange.

The Board would like to take this opportunity to express its gratitude to Ms. So for her contribution to the Company during her tenure of service.

APPOINTMENT OF JOINT COMPANY SECRETARIES, AUTHORIZED REPRESENTATIVE AND PROCESS AGENT

The Board further announces that (1) Mr. Tian Bo (“Mr. Tian”) has been appointed as a joint company secretary of the Company (the “Joint Company Secretary”) with effective from April 14, 2026; and (2) Ms. Chan Hiu Lam (“Ms. Chan”) of Tricor Services Limited, who possesses the professional qualifications as required under Rules 3.28 and 8.17 of the Listing Rules, has been appointed as (i) the other Joint Company Secretary; (ii) an Authorized Representative; and (iii) the Process Agent with effective from April 14, 2026.

The biographical details of Mr. Tian are set out as follows:

Mr. Tian currently serves as the Board Secretary and Assistant Vice President of the Company. He joined the Group since 2021.

Prior to joining the Group, Mr. Tian worked at Citigroup, Deutsche Bank Group and China International Capital Corporation Limited.

Mr. Tian holds a bachelor’s degree in Economics from Fudan University and a master’s degree in Financial Mathematics from the University of Chicago.

The biographical details of Ms. Chan are set out as follows:

Ms. Chan is a Manager of Company Secretarial Services of Tricor Services Limited. She has over 10 years of experience in the corporate secretarial field. She has been providing professional corporate services to Hong Kong listed companies as well as multinational, private and offshore companies.

Ms. Chan is an associate of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom. She obtained her master’s degree in corporate governance from the Hong Kong Polytechnic University.

WAIVER FROM STRICT COMPLIANCE WITH RULES 3.28 AND 8.17 OF THE LISTING RULES

Pursuant to Rules 3.28 and 8.17 of the Listing Rules, the Company must appoint a company secretary who, by virtue of his/her academic or professional qualifications or relevant experience, is, in the opinion of the Stock Exchange, capable of discharging the functions of company secretary.

Notwithstanding the qualifications as required under Rule 3.28 of the Listing Rules, the Board considers that it would be beneficial to the Company to appoint Mr. Tian as the Joint Company Secretary, taking into consideration his extensive capital markets experience accumulated throughout his career, thorough understanding and management of the day-to-day corporate governance operations of the Company, as well as his long-term close cooperation with the Board, the senior management and various departments within the Company.

Ms. Chan, who possesses all the requisite qualifications under Rule 3.28 of the Listing Rules, will ensure that she is available at all times to assist Mr. Tian in discharging his duties as a Joint Company Secretary and in gaining the relevant experience as required under Note 2 to Rule 3.28 of the Listing Rules.

In light of the above, the Company has applied to the Stock Exchange and the Stock Exchange has granted a waiver (the “Waiver”) from strict compliance with the requirements under Rules 3.28 and 8.17 of the Listing Rules with respect to the appointment of Mr. Tian as a Joint Company Secretary for a term of three years commencing from the date of his appointment (the “Waiver Period”). The Waiver was granted on the conditions as follows: (i) Mr. Tian must be assisted by Ms. Chan during the Waiver Period; and (ii) the Waiver could be revoked if there are material breaches of the Listing Rules by the Company. The Stock Exchange may withdraw or change the Waiver if the Company’s situation changes.

Before the end of the Waiver Period, the Company must demonstrate and seek the confirmation from the Stock Exchange that Mr. Tian, having had the benefit of Ms. Chan’s assistance during the Waiver Period, has attained the relevant experience and is capable of discharging the function of company secretary under Rule 3.28 of the Listing Rules such that a further waiver will not be necessary.

The Board wishes to take this opportunity to extend a warm welcome to Mr. Tian and Ms. Chan on their new appointments.

By Order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Chairman of the Board, Executive Director and acting Chief Executive Officer

Hong Kong, April 14, 2026

As at the date of this announcement, the Board comprises Mr. Zou Tao as chairman and executive director, Mr. Qu Heng and Mr. Zhang Duo as non-executive directors, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.

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